Exhibit (a)(1)(G)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	Scott Murcray, CFO

To:	All Eligible Employees

Date:	[DATE]

Subject:	MEETINGS RE: AIRXPANDERS STOCK OPTION EXCHANGE PROGRAM

You recently received a launch email from Frank Grillo announcing AirXpanders, Inc.’s offer to exchange certain stock options for new stock options dated November 7, 2018 (the “Offer”). We will be holding employee meetings to provide a brief overview regarding the various key terms of the Offer. The same presentation will be given at all meetings, so please select the one that is most convenient for you.

[Dates and Times]

[Locations]

[Dial-in information]

We look forward to your attendance.